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13013166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8-30511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revere Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 E 52nd Street 6th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West Suite 301 (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/8/13

OATH OR AFFIRMATION

I William Moreno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revere Securities Corp., as of December 31, 2012, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

GREGORY SCOTT WILDEMAN
Notary Public - State of New York
NO. 01WI6243656
Qualified in New York County
My Commission Expires 6/20/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVERE SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

Assets		
Current Assets:		
Cash and cash equivalents	$	410,709
Receivables from clearing broker		457,722
Other receivables		239,457
Prepaid expenses and other current assets		28,347
Total current assets		1,136,235
Furniture and equipment, net of accumulated depreciation		35,572
Other Assets:		
Loans receivable		56,000
Deposit accounts with clearing brokers		200,479
Security deposits		15,276
Total other assets		271,755
Total assets	**$**	**1,443,562**
Liabilities and Stockholders' Equity		
Liabilities:		
Current Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	27,103
Commissions payable		238,157
Due to parent		1,617
Total liabilities		266,877
Stockholders' equity		
Common stock		425,010
Additional paid-in-capital		1,136,304
Deficit		(384,629)
Total stockholders' equity		1,176,685
Total liabilities and stockholders' equity	**$**	**1,443,562**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Revere Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is organized in Florida and has offices in Boca Raton, Boston, and New York City. Revere Capital Advisors LLC (the "parent") is the majority stockholder of the Company.

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment advisory services throughout the United States of America. All customer transactions are cleared on a fully disclosed basis through independent clearing firms. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities and therefore has claimed exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

In addition, the Company earns commissions on negotiating the sale of annuity contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limits.

Securities

Securities are valued at fair market value.

Income Recognition

The Company records security transactions, including commission revenue and expense on a trade-date basis. The Company also earns commissions from the sale of annuity products, investment banking and investment advisory services.

Furniture and Equipment

The Company depreciates furniture and equipment using straight-line methods over the estimated useful life of the assets. Expenditures which do not extend the useful life of the related assets are expensed as incurred.

Income Taxes

The Company is subject to taxes imposed by the U.S. federal government and various state and local tax jurisdictions.

FASB ASC 740-10, which is effective for annual financial statements beginning after December 15, 2008, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2012, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

The Company's income tax returns for years 2009 through 2011 are subject to examination by federal, state and local income tax authorities.

3. **Loans Receivable**

The Company has advanced monies to certain employees as an incentive. These non-interest bearing loans will be forgiven and included as compensation once the employees meet the length of service requirement set for them by the Company. The balance of loans receivable at December 31, 2012 was $56,000. Management believes that the employees will meet their terms of service and therefore has not provided an allowance against the loans.

4. Fair Value Measurements

FASB ASC 820-10 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodology used for assets measured at fair value.

Warrants to Purchase Shares: Warrants received as part of compensation are classified as available-for-sale and recorded at fair value on a recurring basis. During 2010 and 2011, the Company received warrants to purchase stock, for which there existed no quoted market price. When quoted market prices are unobservable, management uses quotes from independent pricing vendors, when available. Valuations provided by independent pricing vendors are based

on significant unobservable inputs, and in those circumstances the Company classifies the fair value measurements of the warrants as Level 3.

Management has been unable to obtain an independent fair value measurement for the warrants, and has recorded these warrants at no value.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2012:

Assets at Fair Value as of December 31, 2012

	Level 1	*Level 2*	*Level 3*	*Total*
Warrants	$ -	$ -	$ -	$ -
Total assets at fair value	$ -	$ -	$ -	$ -

5. Furniture and Equipment

Furniture and Equipment consists of:

	Estimated Useful Life – Years	
Furniture	7	$30,850
Equipment	5	40,744
		71,594
Less Accumulated Depreciation		36,022
		$35,572

6. Due to Parent

Due to parent represents the balance in the intercompany account at the end of the year. During the year the Company and its parent share various expenses such as rent, shared employees, regulatory and compliance fees and charge each other for their respective shares (See Note 10). At December 31, 2012, the Company owed its parent $1,617.

7. Common Stock

The Company is authorized to issue common shares. On January 1, 2012, the Company issued 83.50 Class B shares to current shareholders. On September 26' 2012, the Company issued 425 Class D shares. On December 31, 2012, the Company issued 11.50 Class A shares to a current employee. As of December 31, 2012, there are four classes of stock as follows:

		Number of Shares		
Class	Par Value	Authorized	Issued	Outstanding
A	.01	10,000	1,011.50	1,011.50
B	No par value	500	117.50	117.50
C	No par value	200	None	None
D	1,000.00	500	425	425

Class A shares carry the right to vote on any matter and participate in all dividends payments, exclusive of any other class of shares, until each holder of Class A shares receives a dividend equal to the amount of his or her initial capital contribution to the Company.

Class B shares carry the right to vote on any matter but may not be transferred unless agreed to pursuant to the terms of a stockholder's agreement. Holders of Class B shares are entitled to share in dividend payments on equal footing with Class A shares but only after distribution or liquidation preference payments are made to holders of Class A shares.

Class C Shares carry no right to vote on any matter, may not be transferred, and do not share in regular dividend payments. Holders of Class C shares are entitled to participate in a distribution payment with other stockholders only upon a sale of either all of the issued and outstanding shares of the Company or all or substantially all of the assets of the Company.

Class D shares have no right to vote on any matter, may not be transferred, and do not share in regular dividend payments. Class D shareholders do participate in a preferred quarterly dividend equal to 10% of the par value of the shares. The Class D shares are redeemable after September 30, 2013, at a redemption price equal to the fair value plus accrued dividends. Holders of Class D

shares are entitled to participate in a distribution payment with other stockholders only upon a sale of either all of the issued and outstanding shares of the Company or all or substantially all of the assets of the Company.

8. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions. The Company made no matching or discretionary profit sharing contributions for the plan year ended December 31, 2012.

9. Income Taxes

As of December 31, 2012, the Company's provision for income taxes consisted of the following:

Deferred:	
Federal	$29,943
State	$ 8,598
Local	$ 7,259
	$45,800

Income taxes are limited as the Company has net operating losses to offset the current year's taxable income. The Company has net operating loss carryforwards totaling approximately $133,182, expiring through 2030. All of these carryforwards will be limited to approximately $14,000 per year due to a change in the majority ownership of the Company during 2009. If the annual limitation is not used in the current year it is accumulated and available for future years.

Realization of the tax benefits from net operating losses is dependent on generating sufficient income in the future to utilize them. Management believes that it is likely that the deferred tax asset established as of December 31, 2011 will not be utilized and, therefore, has recorded a 100% valuation allowance.

10. Related Parties

The Company subleases office space in New York City from its parent company on a month-to-month basis at $9,612. The effective date of the agreement is January 1, 2010. Rent expense for this office totaled $115,344 for the year ended December 31, 2012. (See Note 11).

The Company self-insures itself and its parent for errors and omissions. During 2012, the Company charged approximately $26,000 in premiums to the parent company.

The parent provides advisory services to the Company for which the Company is charged an agreed upon fee. For the year ended December 31, 2012, the Company paid $225,000 to the parent for these services.

In addition, the Company pays commissions and fees to the parent company where both are involved in fee splitting arrangements. During the year, such commission paid to the parent totaled approximately $75,000.

11. Commitment and Contingencies

Operating Lease

The Company is obligated under an operating lease for office space in Florida which expires on November 30, 2015. The Company is also obligated under an operating lease for office space in Boston, which expires on September 30, 2013.

Future minimum lease payments at December 31, 2012 are as follows:

Year Ending December 31,	Minimum Lease Payment
2013	$126,810
2014	$80,016
2015	$75,694
Total	$282,520

Other Matters

On October 25, 2012, Quest Partners, LLC filed a complaint in New York Supreme Court, New York County, against the Company and Revere Capital Advisors, LLC alleging breach of contract and other causes of action. The complaint alleges that Revere Capital Advisors failed to provide sales, marketing, and distribution services to Quest as required by the contract. It is the opinion of management after consultation with counsel that the ultimate resolution of these matters in favor of Quest is considered remote.

12. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company is also required to compute its net capital pursuant to regulation 1.17 of the Commodity Future Trading Commission.

As of December 31, 2012, the Company had net capital of $1,030,363, which was $930,363 in excess of its minimum net capital of $100,000 under both computations.

In addition, the Company's aggregate indebtedness to net capital ratio was .26 to 1.

13. Subsequent Events

The Company has evaluated its subsequent events through February 26, 2013, the date that the accompanying financial statements were available to be issued. The Company has no material subsequent events requiring disclosure.

14. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by three other broker-dealers in securities pursuant to clearance agreements. Although the company clears its transactions through other broker-dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2012, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from three clearing brokers, all large financial institutions. The Company is subject to credit risk should these brokers be unable to fulfill their obligations.

****

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Board of Directors and Stockholders of
Revere Securities Corp:

We have audited the accompanying statement of financial condition of Revere Securities Corp., (the "Company"), as of December 31, 2012, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Revere Securities Corp. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Weiser Mazars LLP

February 26, 2013
Woodbury, NY